UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 27, 2020

(Date of earliest event reported)

Groundfloor Real Estate 1, LLC

(Exact name of issuer as specified in its charter)

Georgia	81-4730228
(State or other jurisdiction of organization)	(I.R.S. Employer Identification No.

600 Peachtree Street, Suite 810

Atlanta, GA 30308

(Full mailing address of principal executive offices)

404-850-9225

(Issuer’s telephone number, including area code)

Limited Recourse Obligations

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Nick Bhargava, Executive Vice President, Secretary, and Acting Chief Financial Officer of Groundfloor Finance Inc. (”Groundfloor Finance”), was appointed as an additional Manager of Groundfloor Real Estate 1, LLC (the “Company”) by Groundfloor Finance, the sole member and a Manager of the Company, effective as of February 12, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Groundfloor Real Estate 1, LLC

By:	/s/ Nick Bhargava
Name: Nick Bhargava
Title: Manager

Date: February 27, 2020